EXHIBIT 17.1

DAMON INC.

LIST OF SUBSIDIARIES

Name of Subsidiary	State of Jurisdiction of Incorporation	Percentage of Ownership
Grafiti Limited	United Kingdom	100%
Damon Motors Inc.	British Columbia, Canada	100%
Damon Motors Corporation (1)	Delaware, USA	100%

Notes:

(1)	Damon Motors Corporation is a wholly owned subsidiary of Damon Motors Inc.